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              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES
      EXHIBIT 12.1 - COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                          (Dollar amounts in thousands)



The following table sets forth the ratio of earnings to fixed charges of the Company for the three months ended May 31, 1995 and 1994 and for the five fiscal years ended February 28, 1995 computed by dividing net fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (income before income taxes and fixed charges).

                       Three Months Ended
                            May 31,           For Fiscal Years Ended February 28(29),
                         1995      1994     1995      1994       1993      1992      1991
Net earnings            $36,176   $33,729  $88,407  $179,460  $140,073    $60,196    $22,311
Income tax expense       24,118    22,486   58,938   119,640    93,382     40,131     14,874
Interest charges         80,112    63,643  267,685   275,906   148,765     81,959     73,428
Interest portion of
 rental expense           1,682     1,921    7,379     6,372     4,350     2,814     2,307

Earnings available to
cover fixed charges    $142,088  $121,779  $422,409 $581,378   $386,570  $185,100  $112,920

Fixed charges
  Interest charges      $80,112   $63,643  $267,685 $275,906   $148,765  $81,959    $73,428
  Interest portion of
  rental expense          1,682     1,921     7,379    6,372      4,350     2,814     2,307

      Total fixed
      charges           $81,794   $65,564  $275,064 $282,278  $153,115   $84,773   $75,735

Ratio of earnings to
fixed charges              1.74      1.86      1.54     2.06      2.52      2.18      1.49
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